Gibson, Dunn & Crutcher LLP 555 Mission Street San Francisco, CA 94105-0921 Tel 415.393.8200 www.gibsondunn.com

March 5, 2021

CONFIDENTIAL SUBMISSION VIA EDGAR AND HAND DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

100 F Street, N.E.

Washington, D.C. 20549

Attn: David Gessert and Laura Crotty

Re:	Rain Therapeutics Inc.

Draft Registration Statement on Form S-1

Submitted January 29, 2021

Amendment No. 1 to Draft Registration Statement on Form S-1

CIK No. 0001724979

Ladies and Gentlemen:

On behalf of Rain Therapeutics Inc. (the “Company”), this letter responds to the comments of the staff of the Securities and Exchange Commission Division of Corporation Finance (the “Staff”) contained in your letter, dated February 24, 2021 (the “Comment Letter”), regarding the above-referenced Draft Registration Statement on Form S-1 (the “Draft Registration Statement”), confidentially submitted on January 29, 2021. Each of the Staff’s comments is set forth below, followed by the corresponding response. For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter. Each response of the Company is set forth in ordinary type beneath the corresponding Staff comment, which is set out in bold type. The page references in our responses correspond to the page numbers of Amendment No. 1 to the Draft Registration Statement (the “Amendment”), which is being confidentially submitted today.

General

1.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company acknowledges the Staff’s comment and will supplementally provide the Staff with copies of all written communications used in reliance on Section 5(d) of the Securities Act.

Beijing • Brussels • Century City • Dallas • Denver • Dubai • Frankfurt • Hong Kong • Houston • London • Los Angeles • Munich

New York • Orange County • Palo Alto • Paris • San Francisco • São Paulo • Singapore • Washington, D.C.

U.S. Securities and Exchange Commission

March 5, 2021

Overview, page 1

2.

We note your statement that you are a “late clinical-stage” precision oncology company. However, we also note that you have conducted no clinical trials to date and are relying on data from one Phase 1 trial conducted by a third party. Please provide support for your characterization of the company as a “late” clinical stage company or revise the reference throughout the prospectus.

In response to the Staff’s comment, the Company has revised its disclosure throughout the Amendment to replace references to “late clinical-stage” with “clinical-stage.” The revised disclosure can be found on pages 1, 10, 49, 63 and F-7 of the Amendment.

Prospectus Summary

Our Development Pipeline, page 2

3.

We note your pipeline table on pages 4 and 64. We also note the following statement on page 10: “We have no significant experience as a company in initiating, conducting or completing clinical trials, including global late-stage clinical trials. In particular, Daiichi Sankyo conducted the Phase 1 trial for our lead product candidate, RAIN-32, prior to our in-license of RAIN-32 in September 2020.” Based on this statement, your pipeline table does not accurately portray the company’s role in the trials shown or the actual progress to date of the candidates. Please revise the table to only reflect completed trials in the phase columns, removing planned trials as progress bars, and clearly source the completed Phase 1 trial to Daiichi Sanky. In relation to planned trials, this information is appropriate in the narrative but as currently depicted in the table implies further progress in the development pipeline than is the case.

In response to the Staff’s comment, the Company has revised its pipeline table on pages 2 and 64 of the Amendment.

Industry and Market Data, page 38

4.

You state that you have not independently verified the third-party data set forth in your prospectus. Please note that you are responsible for the entire contents of the registration statement. As this statement may imply an inappropriate disclaimer of responsibility with respect to third-party information, please delete the statement or revise to specifically state that you are liable for such information.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 38 to remove the statement that the Company has not independently verified third-party data.

U.S. Securities and Exchange Commission

March 5, 2021

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Use of Estimates

Determination of Fair Value of Common Stock, page 61

5.

Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the initial public offering and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances, including stock compensation and beneficial conversion features. Please discuss with the staff how to submit your response.

The Company acknowledges the Staff’s comment and will supplementally provide the requested information as soon as an estimated offering price range is known.

Business

Overview, page 63

6.

Please revise throughout to remove any inference regarding regulatory approval or the safety, tolerability and efficacy of your product candidates or explain to us why these statements are appropriate given the stage of your product candidates. We note, by way of example, the statements: that your lead product candidate, RAIN-32, has “the potential for a best-in-class profile” on pages 64 and 68; and that your other RAD52 inhibitor candidates are a “potential first-in-class program” on page 82.

In response to the Staff’s comment, the Company has revised its disclosure throughout the Amendment to remove references to the terms “best-in-class” and “first-in-class.” The revised disclosure can be found on pages 64, 68 and 83 of the Amendment.

Executive Compensation, page 116

7.

We note that you have only provided executive compensation information for the company’s CEO and CSO. In addition, we note you have not included Nelson Cabatuan, the company’s CFO. Please advise us how your disclosure complies with Item 402(m)(2)(ii) and (iii) of Regulation S-K.

The Company respectfully advises the Staff that Nelson Cabatuan holds the title of Vice President of Finance and Administration and is not the Company’s Chief Financial Officer. Although Mr. Cabatuan would be deemed to be an “officer” within the meaning of Rule 16a-1, the Company does not believe Mr. Cabatuan is deemed to be an “executive officer” under the definition set forth in Rule 240.3b-7. As such, he is not an “executive officer” pursuant to Item 402(m)(2) of Regulation S-K and has not been included in the compensation table.

U.S. Securities and Exchange Commission

March 5, 2021

Principal Stockholders, page 126

8.

Please expand your beneficial ownership table and related disclosure to provide beneficial ownership disclosure for your principal financial officer, Nelson Cabatuan. Refer to Items 403(b) and 402(a)(3) of Regulation S-K for guidance.

The Company respectfully refers the Staff to its response to comment No. 7 above. As such, the Company does not believe Mr. Cabatuan should be deemed a “named executive officer” pursuant to Item 403(a)(3) of Regulation S-K and as such has not included his share ownership information in the beneficial ownership table.

Certain Relationships and Related Transactions

Related Party Transactions, page 127

9.	Please file the following agreements disclosed on pages 129 as exhibits to your registration statement, refer to Item 601(b)(10)(ii)(A) of Regulation S-K for guidance:

•	Amended and Restated Voting Agreement; and

•	Amended and Restated Right of First Refusal and Co-Sale Agreement.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Amended and Restated Voting Agreement (the “Voting Agreement”) will automatically terminate immediately prior to the closing of the Company’s initial public offering. Similarly, the Amended and Restated Right of First Refusal and Co-Sale Agreement (the “ROFR Agreement”) will automatically terminate upon to the closing of the Company’s initial public offering. The Company is therefore respectfully of the view that neither the Voting Agreement nor the ROFR Agreement are material or are required to be filed under Item 601(b)(10) of Regulation S-K.

Description of Capital Stock

Anti-Takeover Effects of Our Amended and Restated Certificate of Incorporation, Amended and Restated Bylaws and Delaware Law

Exclusive Forum Selection Clause, page 134

10.

We note that your forum selection provision identifies the Court of Chancery in the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.” We further note that, if the Court of Chancery does not have jurisdiction, another state court in Delaware or the federal district court for the District of Delaware will be the exclusive forum for certain actions. Please expand to clearly disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and

U.S. Securities and Exchange Commission

March 5, 2021

Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please ensure that the exclusive forum provision in your Amended and Restated Certificate of Incorporation states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

In response to the Staff’s comment, the Company has revised its disclosure on page 134 of the Amendment to state that, “Our amended and restated certificate of incorporation will provide that the federal district courts of the United States will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act but the forum selection provisions will not apply to claims brought to enforce a duty or liability created by the Exchange Act…. In addition, under the Securities Act, federal courts have concurrent jurisdiction over all suits brought to enforce any duty or liability created by the Securities Act, and investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.” Additionally, the Company has made parallel revisions to its disclosure in the Exclusive Forum risk factor on page 35 of the Amendment.

The Company respectfully advises the Staff that Article X of the amended and restate certificate of incorporation states that, “the sole and exclusive forum for any complaint asserting a cause of action arising under the Securities Act of 1933, to the fullest extent permitted by law, shall be the federal district courts of the United States of America. Notwithstanding anything herein to the contrary, and for the avoidance of doubt, this Article shall not apply to suits brought to enforce a duty or liability created by the Securities Exchange Act of 1934.” Accordingly, the Company believes that it states clearly that the exclusive forum provision contained therein does not apply to actions arising under the Exchange Act.

If you have any questions regarding the Amendment or the responses set forth above, please do not hesitate to call me at (415) 393-8373.

Sincerely,
/s/ Ryan A. Murr

Ryan A. Murr

cc:	Avanish Vellanki, Rain Therapeutics Inc.
Robert Doebele, Rain Therapeutics Inc.
Branden C. Berns, Gibson Dunn & Crutcher LLP Brian J. Cuneo, Latham & Watkins LLP Chris G. Geissinger, Latham & Watkins LLP

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